Exhibit 99.(a)(5)(B)

Contact:

Victoria Soares

Investor Relations

650-266-3200

Cell Genesys Commences Exchange Offer for $68.3 million Convertible Notes

Holder of Approximately 67.6% of the Notes Has Committed to Tender its Notes in the Exchange Offer

SOUTH SAN FRANCISCO, Calif., May 22, 2009—Cell Genesys, Inc. (NASDAQ:CEGE) today announced that it has commenced an exchange offer (the “Exchange Offer”) to exchange all of the approximately $68.3 million aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”). For each $1,000 principal amount of Existing Notes validly tendered, the holder thereof will receive (i) $500 in cash, plus accrued and unpaid interest on such $1,000 principal amount of Existing Notes, (ii) 205.8824 shares of Cell Genesys’ common stock, and (iii) $310 principal amount of Cell Genesys’ new 3.125% Convertible Senior Notes due May 1, 2013 (“New Notes”). If all holders of the Existing Notes tender into the Exchange Offer, the exchange is estimated to result in a cash expenditure of approximately $34.2 million plus approximately $0.2 million in accrued and unpaid interest, and the issuance of approximately 14.1 million new shares of common stock and approximately $21.2 million principal amount of New Notes. As of May 21, 2009, the Company had 91,809,651 shares of common stock outstanding.

A holder of approximately 67.6% of the outstanding principal amount of Existing Notes has committed to tender its Existing Notes in the Exchange Offer, subject to certain terms and conditions.

The Exchange Offer will expire at 5:00 p.m. New York City time on Monday, June 22, 2009, unless extended. Tenders of the Existing Notes must be made before the Exchange Offer expires and may be withdrawn at any time before the Exchange Offer expires. The Exchange Offer is conditioned upon at least 87.5% of the aggregate principal amount of the outstanding Existing Notes being validly tendered and not withdrawn. The Exchange Offer is also subject to several other conditions.

Further details about the terms, conditions, risk factors, tax considerations and other factors that should be considered in evaluating the Exchange Offer are set forth in an Offer to Exchange and a related Letter of Transmittal, which are expected to be distributed to holders of the Existing Notes beginning today.

It is expected that written materials explaining the full terms and conditions of the Exchange Offer will be filed with the Securities and Exchange Commission (the “SEC”) later today. The materials are available free of charge at the SEC’s website—www.sec.gov. In addition, the company will provide copies of these documents free of charge to holders of its outstanding Existing Notes upon request to the company at 650-266-3000 or from the exchange agent for the Exchange Offer, U.S. Bank National Association, at (800)-934-6802.

This news release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any security. The Exchange Offer is being made only pursuant to the Exchange Offer documents that are being distributed to the holders of the Existing Notes and filed with the SEC.

About Cell Genesys, Inc.

Cell Genesys is headquartered in South San Francisco, California. For additional information, please visit the company’s website at www.cellgenesys.com.

Forward-Looking Statements made herein about the Company, other than statements of historical fact, including statements about commencing an exchange offer, the results of an exchange offer, and cash expenditures and other costs to repurchase additional amounts of convertible notes are forward-looking statements and are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks and uncertainties associated with the ability to successfully complete the exchange offer, the ability to successfully complete a strategic transaction, the occurrence of additional costs, expenses or other liabilities if the Company enters into a strategic transaction or pursues other strategic alternatives, including without limitation as a result of any litigation or claim asserted in connection with a potential transaction, the possibility that in the event of liquidation the stockholders may receive little or no distribution from the Company, the ability to raise capital, operating expense levels, and other risks. For information about these and other risks which may affect Cell Genesys, please see the Company’s reports on Form 10-K, 10-Q, and 8-K and other reports filed from time to time with the Securities and Exchange Commission. The Company assumes no obligation to update the forward-looking information in this press release.